Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252089

PROSPECTUS SUPPLEMENT NO. 6

To Prospectus dated November 4, 2021

Up to 48,083,495 Shares of Common Stock

Up to 4,233,333 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 4,233,333 Warrants

This prospectus supplement no. 6 supplements the prospectus dated November 4, 2021 (the “Prospectus”), which forms a part of the Registration Statement on Post-Effective Amendment No. 1 to the Form S-1 (Registration No. 333-252089), relating to the issuance by us of up to an aggregate of 4,233,333 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of up to 4,233,333 shares of Common Stock that are issuable upon the exercise of 4,233,333 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Pivotal Investment Corporation II (“Pivotal”). We will receive the proceeds from any exercise of any Private Placement Warrants for cash.

The Prospectus and prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 48,083,495 shares of Common Stock, including (i) 15,000,000 shares of Common Stock originally issued in a private placement at the closing of the Business Combination (as defined below), (ii) 21,504,622 shares of Common Stock issued to directors, officers and affiliates of Legacy XL (as defined below) pursuant to the Merger Agreement (as defined below) in connection with the Business Combination, (iii) 5,750,000 shares of Common Stock issued upon conversion of shares held by the Sponsor (as defined below) and certain affiliates of Pivotal in connection with the Business Combination, (iv) up to 4,233,333 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants, and (v) up to 1,595,540 shares issued or issuable upon the exercise of Legacy XL warrants (the “Legacy XL Warrants”) assumed by us in connection with the Business Combination, and (B) up to 4,233,333 Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Private Placement Warrants by the Selling Securityholders pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock or Private Placement Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock or Private Placement Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Common Stock or Private Placement Warrants by the Selling Securityholders pursuant to this prospectus. We provide more information about how the Selling Securityholders may sell the shares or Private Placement Warrants in the section entitled “Plan of Distribution.”

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on April 12, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “XL”. On April 12, 2022, the closing price of our Common Stock was $1.71.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 13, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 11, 2022

XL FLEET CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38971	83-4109918
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

145 Newton Street Boston, MA	02135
(Address of principal executive offices)	(Zip Code)

(617) 718-0329

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	XL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

(c) Appointment of Chief Financial Officer

On April 12, 2022, XL Fleet Corp. (the “Company”) issued a press release announcing the appointment of Donald P. Klein as the Company’s Chief Financial Officer effective as of April 11, 2022. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Previously, Mr. Klein, age 48, served as Chief Financial Officer of Power Solutions International Inc. (“Power Solutions”), a publicly traded company and leader in the design, engineering and manufacture of a broad range of advanced, emission-certified engines and power systems. Mr. Klein joined Power Solutions in 2018 and has held various senior leadership positions including Principal Accounting Officer (May 2018 to July 2020), Interim Chief Financial Officer (July 2020 to January 2021) and Chief Financial Officer (January 2021 to April 2022).

Prior to his service at Power Solutions, Mr. Klein served as Assistant Corporate Controller at Littelfuse, Inc. (NASDAQ: LFUS), a publicly traded company focused on the electronics, automotive and industrial markets. Prior to that, from 2008 to 2017, Mr. Klein served in various positions of increasing responsibility within finance and accounting, including as Assistant Corporate Controller, at Navistar International Corporation, a global manufacturer of commercial and military trucks, school buses, diesel engines and provider of service parts for trucks and diesel engines. Mr. Klein earned a Bachelor’s of Business Administration degree, majoring in accounting, from the University of Wisconsin and is a Certified Public Accountant.

There are no family relationships among Mr. Klein and any other executive officer or directors of the Company. There are no related party transactions between the Company and Mr. Klein.

Mr. Klein’s employment agreement (the “Offer Letter”), provides for an initial annual base salary of $375,000, and an annual cash bonus opportunity with a target cash bonus of 50% of his base salary, dependent upon the achievement of both personal performance and company goals. Klein will also receive an initial equity grant award comprised of $700,000 in restricted stock units, valued at the closing price of the Company’s common stock on the Grant Date. Twenty-five percent (25%) of the restricted stock units shall vest on each of the next four anniversaries of his start date.

In addition, the Offer Letter provides that if Mr. Klein’s employment with the Company is terminated without cause or for good reason unrelated to Mr. Klein’s job performance, he will be entitled to severance benefits consisting of 9 months of both salary and benefits continuation. In the event that Mr. Klein’s employment is terminated without cause or for good reason unrelated to Mr. Klein’s job performance, and additionally there is a change in control of the Company, he will be entitled to severance benefits consisting of 18 months of salary and benefits continuation. In either event, unvested equity grants shall be forfeited.

In connection with his appointment as the Company’s Chief Financial Officer, the Company expects that Mr. Klein will enter into the Company’s standard indemnification agreement. Mr. Klein has also executed the Company’s standard employee covenants agreement, which contains customary restrictive provisions including covenants related to confidentiality and non-disclosure, assignment of inventions and a one-year non-competition agreement.

The foregoing is only a brief description of the above-specified compensation arrangements, and does not purport to be a complete description of the rights and obligations of the parties thereunder. This filing is qualified in its entirety by the full text of the Offer Letter, which is filed hereto as Exhibit 10.1.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
10.1	Offer Letter, dated as of March 11, 2022, by and between XL Fleet Corp. and Donald P. Klein.
99.1	Press Release.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

XL FLEET CORP.

Date: April 12, 2022	By:	/s/ Stacey S. Constas
	Name:	Stacey S. Constas
	Title:	Associate General Counsel

2

 Exhibit 10.1

145 Newton St. Brighton, MA 02135

March 11, 2022

Donald Klein

46 Carolyn Court

Lake Zurich, Illinois 60047

Dear Don,

On behalf of XL Fleet (the “Company”) I am pleased to offer you a position as Chief Financial Officer reporting directly to the Chief Executive Officer. This letter (the “Offer Letter”) describes the terms and conditions of your employment with the Company, subject to the approval of the Company’s Board of Directors of this Offer Letter and such terms and conditions.

Responsibilities:

●	Such duties as are expected and customary for the CFO of a publicly traded growth and innovation-oriented company. Duties and responsibilities to be established and discussed with the CEO and executive team on an ongoing basis.

Offer Specifics:

●	Start Date: April 11th, 2022, or another mutually agreed upon date contingent upon the result of a successful background screening.
●	Salary: You will initially receive a base salary of $375,000 annually, paid in accordance with Company payroll policies. Your base salary will be reviewed on a periodic basis in accordance with Company practice.
●	Sign-On Equity Award: You will be granted an initial equity award comprised of $700,000 in restricted stock units valued at the closing price of the Company’s common stock on the date of grant (the “RSUs”). Twenty-five percent (25%) of the RSUs shall vest 12 months after your Start Date; of the remaining 75%, an additional 25% of such RSUs shall vest every year on the vesting anniversary date for the next three years.
●	Target Annual Equity Grants. You will be eligible to participate in the company’s annual equity incentive plan.
●	Bonus: You will be eligible for an annual 50% of base salary target bonus. The actual payout will be based on personal performance and company performance per calendar year and paid out in the first quarter of the following year. You must be an active employee at the time of payment to receive the bonus.
●	Paid Time Off: XL Fleet has adopted an Open PTO (Paid Time Off) policy, by which each employee is afforded the flexibility to take vacation, take time off for illness and shift schedules as necessary. The Open PTO plan is only available to full-time, exempt (salaried) employees. Eligible employees do not “accrue” PTO days as in traditional plans, and so will not be compensated for “unused” PTO time upon termination. All PTO days require approval from supervisors. Employees are still advised to coordinate with their team members to ensure efficiency and minimal disruption.
●	Expenses: The Company shall reimburse you for all reasonable and appropriate travel, entertainment and other expenses incurred or paid by you in connection with, or related to, the performance of your duties, in accordance with policies and procedures, and subject to limitations, adopted by the Company from time to time.
●	Withholding: All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.
●	Health & Welfare Plans: You will be eligible to participate in all Company Health & Welfare plans starting on the first day of your full-time employment, including but not limited to: Medical, Dental, Vision, 401k, Life and Disability Insurances.
●	Conditions of Employment: Your employment is conditioned on your compliance with the Immigration Reform and Control Act of 1986, which requires employers to verify the employment eligibility and identity of new employees by requiring such employees to complete an Employment Eligibility Form I-9, which will be forwarded upon receipt of your acceptance. Please complete and return it and the appropriate required documents listed on the form.

145 Newton St. Brighton, MA 02135

●	Severance: The Company intends to adopt a severance policy applicable to its management team. As our CFO, you will be entitled to the severance benefits awarded to other senior executives of the Company, which will be not less than the following:

o	Non-CIC Termination without Cause or for Good Reason unrelated to your job performance:
▪	Salary: 6 months
▪	Benefits Continuation: 6 months
▪	Unvested Equity: Forfeited
o	CIC + Termination without Cause or for Good Reason unrelated to your job performance
▪	Salary: 9 months
▪	Benefits Continuation: 9 months
▪	Unvested Equity: Accelerated

●	Time: While employed, you will be required to devote your full business time and your best professional efforts to the performance of your duties and responsibilities for the Company, and to abide by all Company policies and procedures in effect from time to time. All employees may be subject to promotion, transfer or reassignment from time to time, as the Company determines appropriate.
●	Outside Board Service: With the approval of our Board, you are welcome to serve on the board of directors of a company and entity that does not compete with the Company (whether public, private or non-profit), so long as that service does not materially interfere with your service to the Company. Please communicate with the CEO if you pursue this opportunity.
●	Confidential Information and Restricted Activities: As a condition of your employment, you will be required to sign the Company’s standard Employee Covenants Agreement (“Attachment A”), no later than the first day of your employment.
●	Representations: You represent and warrant to the Company that your employment with the Company and fulfillment of the duties of your position will not breach or be in conflict with any other agreement you have with any former employer or other person or entity. You also represent and warrant that you are not subject to any covenant against competition or similar covenants, or any other legal obligation, that would restrict or otherwise affect the performance of your duties and responsibilities to the Company. You agree that you will not bring with you, disclose or use on behalf of the Company any confidential or proprietary information of any former employer or other third party without that party’s consent.
●	At-Will Status of Employment: This Offer Letter and your response are not meant to, and do not, constitute a contract of employment for a specific term. Your employment with the Company is at-will. This means that, if you accept this offer, both you and the Company will retain the right to terminate your employment at any time, with or without notice or cause.
●	General: This Offer Letter and its attachments constitute the entire offer for employment and the entire understanding between the parties regarding this offer for employment, and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Offer Letter. No modification to this Offer Letter will be effective unless in writing and signed by you and an authorized representative of the Company. You may not assign your rights and obligations hereunder without the prior written consent of the Company; the Company may assign its rights and obligations hereunder to any person or entity that succeeds to all or substantially all of the Company’s business. The terms of this Offer Letter and the resolution of any disputes as to the meaning, effect, performance or validity of this Offer Letter or arising out of, related to, or in any way connected with, your employment with the Company or any other relationship between you and the Company will be governed by Massachusetts law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the Commonwealth of Massachusetts in connection with any such dispute or claim.
●	Background Check: This offer is contingent upon successful completion of a background check. We reserve the right to rescind any offer of employment with you should the results of your background investigation not be successful.

145 Newton St. Brighton, MA 02135

By your acceptance of this Offer Letter, you agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company, if any, and any changes therein that may be adopted from time to time by the Company.

Don, our team is confident you possess the skills and the experience to be successful helping XL Fleet drive profitable growth, and we look forward to you joining the team!

Please confirm your acceptance of this offer by signing below and returning this letter to me no later than close of business on April 1, 2022.

Yours truly,

/s/ Eric Tech

Eric Tech

Chief Executive Officer

I have read and understand the terms of the offer set out above. As indicated by my signature below, I hereby accept this offer of employment and agree to the terms and conditions described in this offer letter. By signing below, I agree that no further promises or commitments were made to me regarding my employment with the Company, except as set forth in this letter and any attachments hereto.

Accepted:

/s/ Don Klein	4/6/2022
Name Don Klein	Date

145 Newton St. Brighton, MA 02135

ATTACHMENT A

XL FLEET CORP.

EMPLOYEE COVENANTS AGREEMENT

In consideration of my employment and/or continued employment with XL Fleet Corp., its subsidiaries, affiliates, successors, or assigns (collectively, the “Company”), and my receipt of any compensation now and/or hereafter paid to me by the Company, I have executed this Covenants Agreement (this “Agreement”).

I recognize and acknowledge that the Company is engaged in activities that involve, and continue to involve, the use of proprietary business plans, methods, and technologies developed through the expenditure of substantial amounts of skill, time, and money. As a result of such investments, the Company has developed certain Trade Secrets and Confidential Information (defined herein) which give the Company significant advantages over its competitors. Due to the nature of my employment with the Company, I may have frequent direct and indirect contact with various customers of the Company and may be presented with, have access to, and/or participate in the development of Trade Secrets and Confidential Information. These constitute valuable, special, and unique assets of the Company, the misuse, misapplication, or disclosure of which contrary to the terms of this Agreement may cause substantial loss of competitive advantage and substantial and possibly irreparable damage to the business and asset value of the Company.

1. DEFINITIONS. The following capitalized terms are select definitions used in this Agreement:

(a) “Trade Secrets” shall have the definition provided under applicable law as modified from time to time. The current definition includes, but is not limited to, anything tangible or intangible or electronically kept or stored, which constitutes, represents, evidences, or records a secret, whether scientific, technical, merchandising, production, or management information, design, process, procedure, formula, invention, or improvement. Trade Secrets may also consist of: (i) any formula, pattern, device, or compilation of information that is used in the Company’s business, and which gives it an opportunity to obtain an advantage over competitors who do not know or use it; (ii) a formula for a chemical compound, a process of manufacturing, treating or preserving materials, a pattern for a machine or other device, or a list of customers; or (iii) a process or device for continuous use in the operation of the business, and generally relates to the production of goods or services. To the extent otherwise protectable as a Trade Secret, the Company’s Trade Secrets include, but are not limited to, all of the Company’s knowledge regarding the research, development, manufacture, processing, marketing, distribution, operation, and sale of the Company’s vehicle modification technologies, systems, and kits to improve fuel efficiency and emissions, and any other product or service offered by the Company during my employment with the Company. Trade Secrets also include anything described in this Section that the Company obtains from a third party and which it treats as proprietary or designates as trade secret, whether or not owned or developed by the Company.

145 Newton St. Brighton, MA 02135

(b) “Confidential Information” shall mean any data or information, other than Trade Secrets, which is of value to the Company, and is not generally known to competitors of the Company, whether written, fixed in other tangible form, or committed to memory. To the extent consistent with the foregoing, Confidential Information includes, but is not limited to, all information about the Company’s business and affairs, such as its executives, employees, and contractors, product specifications, designs, processes, data, concepts, ideas, product descriptions, price lists, pricing policies, business methods, contracts and contractual relationships with customers and suppliers, customer and supplier lists, current and anticipated customer requirements, current and planned distribution methods and processes, business plans, marketing plans and techniques, finances and financial projections, market studies, computer software and programs (including without limitation object and source code), systems, structures and architectures, proprietary intellectual property (including without limitation, know-how, inventions, discoveries, patents, patent applications, and patentable subject matter, and copyrighted materials). Confidential Information shall include, but not be limited to, all of the Company’s knowledge regarding the research, development, manufacture, processing, marketing, distribution, operation, and sale of the Company’s vehicle modification technologies, systems, and kits to improve fuel efficiency and emissions, and any other product or service offered by the Company during my employment with the Company. Confidential Information also includes anything described in this Section that the Company obtains from a third party and which it treats as proprietary or designates as confidential information, whether or not owned or developed by the Company.

(c) The terms “Confidential Information” and “Trade Secrets” shall not include any materials or information to the extent that it: (i) is or becomes publicly known or generally utilized by others engaged in the same business or activities in which the Company utilized, developed, or otherwise acquired such information, other than as the result of a breach of this Agreement; or (ii) is known to me prior to my employment with the Company, having been lawfully received from parties other than the Company.

(d) “Inventions” shall mean all inventions, original works of authorship, developments, concepts, improvements, designs, discoveries, ideas, trademarks or trade secrets, including, but not limited to, software, code, websites, algorithms, methods, content, packaging, surveys, reports, contributions to Company’s proprietary business methods, marketing plans, and work product, whether or not patentable or registrable under copyright or similar laws, that I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during my employment with the Company.

2. NON-DISCLOSURE.

(a) Trade Secrets. During the term of my employment with the Company and after the termination thereof, whether such termination is at the instance of the Company or me, I will not, except as expressly authorized or directed by the Company, use, copy, duplicate, transfer, transmit, disclose, or permit any unauthorized person access to any Trade Secrets of the Company or of the Company’s customers, business partners or subcontractors, or any related third-party, so long as they remain Trade Secrets as described in this Agreement.

(b) Confidential Information. During the term of employment with the Company and after my termination therefrom, whether such termination is at the instance of the Company or me, I will not, except as expressly authorized or directed by the Company, use, copy, duplicate, transfer, transmit, disclose, or permit any unauthorized person access to any Confidential Information of the Company, any of Company’s customers, any of Company’s business partners or subcontractors, or any related third-party.

145 Newton St. Brighton, MA 02135

(c) Return. Upon request of the Company and in any event upon the termination of employment with Company, I will deliver to the Company all memoranda, notes, records, tapes, documentation, disks, manuals, files or other documents, and all copies thereof in any form, concerning or containing Trade Secrets, Confidential Information, or Inventions that are in my possession, whether made or compiled by me, furnished to me, or otherwise obtained by me.

3. ASSIGNMENT AND RELATED COVENANTS.

(a) Prior Inventions.

(i) On Schedule A, I have provided a list describing all inventions, original works of authorship, developments, improvements, and trade secrets that were made by me prior to my employment with the Company (collectively, the “Prior Inventions”), that belong to me, and which relate to the Company’s proposed business, products or research and development; or, if no such list is attached, I represent that there are no such Prior Inventions. Under the heading “Assigned” on Schedule A, I have listed those Prior Inventions that are being assigned to the Company hereunder, if any (collectively, the “Assigned Prior Inventions”). If applicable, under the heading “Not Assigned” on Schedule A, I have listed those Prior Inventions that are not being assigned to the Company hereunder, if any (collectively, the “Not Assigned Prior Inventions”). I hereby assign to the Company, or its designee, all my right, title, and interest in and to any and all Assigned Prior Inventions, if any, without any further consideration therefor. I agree that I will not incorporate, or permit to be incorporated, any Not Assigned Prior Inventions owned by me or in which I have an interest into a Company product, process, or machine without the Company’s prior written consent. Notwithstanding the foregoing sentence, if, in the course of my employment with the Company, I incorporate into a Company product, process, or machine a Not Assigned Prior Invention owned by me or in which I have an interest, the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use, and sell such Prior Invention as part of or in connection with such product, process, or machine.

(b) Inventions. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign to the Company, or its designee, all my right, title, and interest in and to any and all Inventions, without any further consideration therefor. I further acknowledge that all original works of authorship that are made by me (solely or jointly with others) within the scope of and during the period of my employment with the Company and that are protectable by copyright are “works made for hire”, as that term is defined in the United States Copyright Act. I understand and agree that the decision whether or not to commercialize or market any Invention developed by me solely or jointly with others is within the Company’s sole discretion and for the Company’s sole benefit and that no royalty will be due to me as a result of the Company’s efforts to commercialize or market any such Invention.

(c) Government Contracting. I agree to assign to the United States government all my right, title, and interest in and to any and all Assigned Prior Inventions and Inventions whenever such full title is required to be in the United States by a contract between the Company and the United States or any of its agencies.

145 Newton St. Brighton, MA 02135

(d) Exceptions. I further understand that the foregoing assignment obligations do not apply to any Invention that I have developed entirely on my own time without using the Company’s equipment, supplies, facilities, resources, trade Secrets, or Confidential Information except for those Inventions that either: (A) relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (B) result from any work that I performed for the Company. I will advise the Company promptly in writing of any inventions that I believe meet the foregoing criteria and not otherwise disclosed on Schedule A.

(e) Maintenance of Records. I agree to keep and maintain adequate and current written records of the Assigned Prior Inventions and all Inventions made by me (solely or jointly with others) during the term of my employment with the Company. The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company. The records will be available to and remain the sole property of the Company at all times.

(f) Patent and Copyright Registrations. I agree to assist the Company, or its designee, at the Company’s expense, in every proper way to secure the Company’s rights in the Assigned Prior Inventions and Inventions, and any copyrights, patents, mask work rights, or other intellectual property rights relating thereto in any and all countries, including, but not limited to, the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments, and all other instruments that the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive rights, title, and interest in and to such Inventions, and any copyrights, patents, mask work rights, or other intellectual property rights relating thereto. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any such instrument or papers shall continue after the termination of this Agreement. If the Company is unable because of my mental or physical incapacity or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Assigned Prior Inventions or any Inventions, then I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney-in-fact, to act for and in my behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by me.

4. NON-COMPETITION.

(a) In order to protect the Company’s Trade Secrets, Confidential Information, property rights, goodwill and legitimate business interests, during the term of my employment with the Company, and for the one (1) year period following the termination of my employment with the Company (the “Restricted Period”) for any reason, I will not directly or indirectly, whether as owner, partner, shareholder, director, manager, consultant, agent, employee, co-venturer or otherwise, engage, participate or invest in any business activity, anywhere in the regional area or territory in which I had a material presence or influence or in which the Company conducts or initiates any program, that researches, develops, manufactures or markets products that involve electrification of commercial vehicles from Class 2 to Class 8, EVSE products or services associated with XL Grid, or Electrification as a Service (each a “Restricted Activity”); provided that this shall not prohibit an investment in publicly traded stock of a company representing less than one percent of the stock of such company.

145 Newton St. Brighton, MA 02135

(b) The Company, in its sole discretion, may elect to waive the restrictions set forth in Section 4(a). Such waiver shall be provided in writing to me by the Company. Such waiver shall have no effect on my obligations under the remainder of this Agreement, which shall continue in full force and effect in all respects. I acknowledge and agree that nothing in this Section 4(b) gives me an election as to compliance with Section 4(a).

(c) In the event that I am considering a post-employment professional opportunity (including, but not limited to, in the role of employee, consultant, contractor, owner, partner, or otherwise), I shall notify the Chief Executive Officer at the Company in writing of such opportunity.

5. NON-SOLICITATION.

(a) During the Restricted Period (as defined in Section 4), I will not, directly or indirectly, in any manner, other than for the benefit of the Company:

(i) call upon, solicit, divert, take away, accept or conduct any business from or with any of the current or prospective customers, clients, vendors or suppliers of the Company, to the extent in competition with, or to the detriment of, the Company; or

(ii) solicit, entice, or attempt to persuade any employee or consultant of the Company to leave the Company for any reason, or otherwise participate in or facilitate the hire, directly or through another entity, of any person who is employed or engaged by the Company or who was employed or engaged by the Company within six (6) months of any attempt to hire such person.

6. REASONABLENESS OF RESTRICTIONS; TOLLING. I acknowledge and agree that the provisions of Sections 4 and 5 of this Agreement are necessary and reasonable to protect the Company’s Trade Secrets, Confidential Information, property rights, goodwill and business interests. I further acknowledge and agree that the limitations and the types of employment which are prohibited by Sections 4 and 5, including but not limited to Section 4(a), are narrow and reasonable in relation to the skills which represent my principal salable asset both to the Company and to my other prospective employers, and that the specific but broad temporal and geographical scope is reasonable and fair in light of the Company’s need to market its services and sell its products in a large geographic area in order to maintain a sufficient customer base and in light of my material presence or influence in such regional area or territory during the last two years of my employment with the Company. I acknowledge and agree that the Restricted Period shall be tolled, and shall not run during any period in which I am in violation of the terms of Section 4 and 5, to such extent as permitted under applicable law.

7. DEFEND TRADE SECRETS ACT IMMUNITY NOTICE. Notwithstanding any provisions in this Agreement, pursuant to the federal Defend Trade Secrets Act, I cannot be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (a) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (b) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if I file a lawsuit against the Company alleging retaliation for reporting a suspected violation of law, I may disclose the trade secret to my attorney and use the trade secret information in the court proceeding, provided I file any document containing the trade secret under seal and do not disclose the trade secret except pursuant to court order.

145 Newton St. Brighton, MA 02135

8. REPRESENTATIONS AND WARRANTIES.

(a) No Violation. I am not subject to any employment, non-disclosure, confidentiality, non-compete, employee covenants, or other agreement with any third party (including, but not limited to, any former employer) that would prevent or prohibit me from fulfilling my duties for the Company. If am the subject of any such agreement, and have any doubt as to its applicability, I will provide a copy of such agreement to the Company so that the Company can make a determination as to its effect on my ability to work for the Company.

(b) Third-Party IP. I agree not to use or include in any of my Inventions any copyrighted, restricted, or protected code, specifications, concepts, trade secrets, or confidential information of any third party, or any other information which I would be prohibited from using by any employment, non-disclosure, confidentiality, non-compete, employee covenants, or other agreement with any third party. If I am unsure whether I may use or incorporate any third-party product or code or other work of any third party in any of my Inventions, I will check with the Company’s management and experts prior to such use or incorporation.

9. GENERAL.

(a) Further Assurances. I agree to execute any proper oath or verify any proper document required to carry out the terms of this Agreement. I have not entered into and agree not to enter into any oral or written agreement in conflict with this Agreement.

(b) Equitable Relief. I agree that it would be impossible or inadequate to measure and calculate the Company’s damages from any breach or threatened breach of the covenants set forth in this Agreement. Accordingly, I agree that if I breach or threaten to breach this Agreement, the Company will have available, in addition to any other right or remedy available, the right to obtain an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of any such provision of this Agreement. I further agree that no bond or other security shall be required in obtaining such equitable relief and I hereby consent to the issuance of such injunction and to the ordering of specific performance.

(c) Governing Law; Consent to Personal Jurisdiction. THIS AGREEMENT WILL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD FOR CONFLICTS OF LAWS PRINCIPLES. I HEREBY EXPRESSLY CONSENT TO THE PERSONAL JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN THE STATE OF DELAWARE FOR ANY LAWSUIT FILED THERE AGAINST ME BY THE COMPANY ARISING FROM OR RELATING TO THIS AGREEMENT.

(d) Effect. This Agreement shall be deemed effective at the earlier to occur of the commencement of my employment relationship with the Company or upon my initial possession, knowledge, or acquisition of the Company’s Trade Secrets or Confidential Information.

(e) Entire Agreement. This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter herein and supersedes all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by the party to be charged.

(f) Severability. If one or more of the provisions in this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect.

145 Newton St. Brighton, MA 02135

(g) Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators, and other legal representatives, and will be for the benefit of the Company, its successors, and its assigns.

(h) Construction. The language used in this Agreement will be deemed the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against either party.

(i) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable, and all of which together shall constitute one agreement.

10. EXPRESS ACKNOWLEDGEMENTS. I acknowledge and agree to each of the following items:

(a) I understand that this Agreement is not intended to change my status as an employee-at- will, and I understand that either the Company or I may terminate my employment at any time with or without cause.

(b) I am executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else.

(c) I have carefully read this Agreement. I have asked any questions needed for me to understand the terms, consequences and binding effect of this Agreement and fully understand them.

(d) I sought the advice of an attorney of my choice if I wanted to before signing this Agreement.

(e) I understand that any acquirer, purchaser of all or substantially all of the assets of the Company, or other successor or assign to the Company or its business will be relying on my covenants and representations warranties in this Agreement in agreeing to acquire or purchase the Company or its assets, and agree that this Agreement shall be enforceable by such successor or assign.

(f) I acknowledge that I have been afforded sufficient opportunity to review the terms of this Agreement.

I have executed this Agreement on the date set forth below, to be deemed effective at the earlier to occur of the commencement of my employment relationship with the Company or upon my initial possession, knowledge, or acquisition of any of the Company’s Trade Secrets or Confidential Information; provided, however, that if the latter date is vague or indeterminable, this Agreement shall be deemed effective as of the commencement of my employment relationship with the Company.

145 Newton St. Brighton, MA 02135

AGREED AND ACCEPTED:

Print Name:	Don Klein	XL Fleet Corp.

Signature:	/s/ Don Klein	By:	/s/ Eric Tech
Eric Tech

Date:	4/6/2022	Date:	March 11, 2022

SCHEDULE A

PRIOR INVENTIONS

Assigned

▪

Not Assigned

▪

145 Newton St. Boston, MA 02135 P 617.648.8500

Exhibit 99.1

XL Fleet Appoints Donald Klein as Chief Financial Officer

Accomplished senior executive with over 25 years of public company finance & accounting experience

Strong industry experience and track-record of execution in complex operating environments

BOSTON, April 12, 2022 – XL Fleet Corp. (NYSE: XL) (“XL Fleet” or the “Company”), a leading provider of fleet electrification solutions, today announced that Donald P. Klein has been appointed Chief Financial Officer of XL Fleet, effective April 11, 2022.

Mr. Klein is a seasoned finance executive with extensive accounting, analysis, and public reporting experience. He is an influential leader and trusted business partner with a strong track-record of accomplishments, focus and business acumen. Mr. Klein replaces Chris Goldner, who was appointed as the Company’s interim Chief Financial Officer in February 2022.

“I am excited to welcome Don to the leadership team at XL Fleet,” said Eric Tech, Chief Executive Officer of XL Fleet. “I had the privilege of working with Don in the past and have complete confidence in his ability to lead XL Fleet’s finance organization as we execute on our strategy and deliver value to all stakeholders. Don’s significant public company finance experience, combined with highly relevant industry and accounting experience, will serve invaluable to us. His forward-thinking mindset and operating expertise makes him uniquely qualified to join our leadership team. I look forward to his contributions to our success and growth over the long-term.”

Prior to joining XL Fleet, Mr. Klein served as Chief Financial Officer of Power Solutions International Inc. (“Power Solutions”), a publicly traded company and leader in the design, engineering and manufacture of a broad range of advanced, emission-certified engines and power systems. Mr. Klein joined Power Solutions in 2018 and has held various senior leadership positions including Principal Accounting Officer and most recently, Chief Financial Officer.

Previously, he served as Assistant Corporate Controller at Littelfuse, Inc. (NASDAQ: LFUS), a publicly traded company and global manufacturer of leading technologies in circuit protection, power control and sensing. Prior to that, from 2008 to 2017, Mr. Klein served in various positions of increasing responsibility within finance and accounting, including as Assistant Corporate Controller, at then publicly traded Navistar International Corporation, a global manufacturer of commercial and military trucks, school buses, diesel engines and provider of service parts for trucks and diesel engines. Prior to Navistar, he worked for then publicly traded Hewitt Associates as Manager of External Reporting and at Ernst & Young LLP as a senior manager of assurance and advisory services. Mr. Klein earned a Bachelor’s of Business Administration degree, majoring in accounting, from the University of Wisconsin and is a Certified Public Accountant.

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About XL Fleet

XL Fleet is accelerating decarbonization with energy efficiency solutions for businesses and is a leading provider of vehicle electrification solutions for commercial and municipal fleets in North America. With more than 180 million miles driven by customers such as The Coca-Cola Company and Verizon, XL Fleet’s hybrid electric drive systems can increase fuel economy and reduce carbon dioxide emissions, which are key components for customer sustainability programs. For additional information, please visit www.xlfleet.com.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of management and are not predictions of actual performance. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including but not limited to; the effects of pending and future legislation; the highly competitive nature of the Company’s business and the commercial vehicle electrification market; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in the components or chassis necessary to support the Company’s products and services; the introduction of new technologies; the impact of the COVID-19 pandemic on the Company’s business, results of operations, financial condition, regulatory compliance and customer experience; the potential loss of certain significant customers; privacy and data protection laws, privacy or data breaches, or the loss of data; general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to convert its sales opportunity pipeline into binding orders; risks related to the rollout of the Company’s business and the timing of expected business milestones, including the ongoing global microchip shortage and limited availability of chassis from vehicle OEMs and our reliance on our suppliers; the effects of competition on the Company’s future business; the availability of capital; supply chain issues including the lack of available components and/or inflationated component prices, including with respect to batteries, solar panels, and other critical components, and the other risks discussed under the heading “Risk Factors” in the Company’s current report on Form 10-K filed on March 1, 2022, and other documents that the Company files with the SEC in the future. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements speak only as of the date hereof and the Company specifically disclaims any obligation to update these forward-looking statements.

XL Fleet Media Contact:

PR@xlfleet.com

XL Fleet Investor Contact:

xlfleetIR@icrinc.com